September 30, 2025

VIA EDGAR TRANSMISSION

Mr. John F. Kernan
Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

Securities and Exchange Commission
100 F. Street, N.E.

Washington, DC 20549

Re: Manor Investment Funds, File Nos. 33-99520 and 811-09134

Dear Mr. Kernan:

You provided verbal comments to Abigail Ophir with respect to certain shareholder report filings for Manor Investment Funds (the “Trust” or the “Registrant”) as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.

The Trust’s website does not appear to be operating correctly, and, therefore, shareholders are not being provided with all of the disclosures required by Rule 30e-1(b)(2) of the Investment Company Act of 1940, as amended. Please review the operations of the website to ensure compliance with the Rule.

Response.

The Registrant is reviewing the website and will ensure that all required disclosures and filings are appropriately posted.

Comment 2.

The statement regarding the basis for the Trust’s Board of Trustees’ (the “Board”) approval of the investment advisory contract does not appear to have been included in either Form N-CSR or Form N-CSRS during the 2024 fiscal year. Please confirm that the Board assessed the renewal of the advisory agreement during 2024 and explain why such disclosure was not included and, if applicable, rectify the omission.

Response.

Due to a change in control on the adviser in 2023, the advisory agreements for the Funds were re-approved by shareholders in 2023 for an initial two-year term. Accordingly, there were deliberations to disclose for the 2024 fiscal year.

Comment 3.

The responses to Items 8 and 9 of Form N-CSR dated December 31, 2024 state that these items do not apply to open-end funds, which is not accurate. Please correct these misstatements.

Response.

Items 8 and 9 of Form N-CSR will be appropriately completed in future filings.

Comment 4.

Please explain how Item 10 of Form N-CSR dated December 31, 2024 meets the requirements to disclose the aggregate remuneration paid by the Trust during the period covered by the report. To the extent that the adviser pays the trustee fees, please explain how this potential conflict of interest is mitigated and consider disclosing the amounts paid on behalf of the Funds in the statement of operations offset by a reimbursement from the adviser.

Response.

Item 10 in future filings will disclose the aggregate amounts to the Trustees. The Board of Trustees is a majority independent board and the independent Trustees are responsible for setting their own compensation, not the adviser.

If you have any questions, please call Andrew Davalla at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla